Prospectus Supplement No. 1 dated March 25, 2002	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated June 12, 2001)	SEC File No. 333-58596

POPE & TALBOT, INC.

1,750,000 Shares of Common Stock

This is a supplement to the prospectus dated June 12, 2001 filed by Pope & Talbot, Inc. All references to the prospectus in this prospectus supplement refer to the June 12, 2001 prospectus.

All of the information regarding beneficial ownership set forth below was furnished to us by the selling stockholder named below. Norske Skog Canada Pulp Operations Limited, the selling stockholder named in the prospectus, transferred shares to its parent company, Norske Skog Canada Limited. To reflect the transfer, the selling stockholder table on page 6 of the prospectus is amended and supplemented to update the information to replace the currently named selling stockholder with the following entity as selling stockholder in the prospectus:

Name of Selling Stockholder	Shares beneficially owned before this offering	Shares offered by this prospectus	Shares beneficially owned after this offering
Norske Skog Canada Limited	1,750,000	1,750,000	0

The plan of distribution on pages 6-7 of the prospectus is amended and supplemented to update the information by including the following:

The selling stockholder has entered into an agreement with a broker-dealer, D.A. Davidson & Co., to act as the selling stockholder’s agent in selling the shares in one or more parcels from time to time. D.A. Davidson & Co. will receive customary commission for the sale of the shares. The sale of the shares will be subject to volume and price limitations imposed on the selling stockholder under a Purchase and Sale Agreement dated March 29, 2001 among the stockholder, our company and our affiliates. However, we may, in our sole discretion, waive these limitations at any time.

The date of this prospectus supplement is March 25, 2002.